Canwest's Australian Operations Report First Half Fiscal 2008 Results

- TEN TV RECLAIMS INDUSTRY BEST EBITDA MARGIN -

WINNIPEG, March 26, 2008 - Canwest Global Communications Corp. (“Canwest”) announced today that Ten Network Holdings Limited (“Ten Holdings”), which owns and operates the TEN Television Network (“TEN”) in Australia and EYE Corp.’s (“EYE”) growing multi-national out-of-home advertising business, reported its first half year results for fiscal 2008, for the six months ended February 29, 2008. Canwest owns approximately 56% of Ten Holdings.

Ten Network Holdings Limited

Ten Holdings reported second quarter fiscal 2008 consolidated revenues of A$199.5 million and consolidated EBITDA of A$41.2 million. These second quarter fiscal results represent increases in consolidated revenues of 5.2% and consolidated EBITDA of 2.5% compared to normalized second quarter results last year. For the first six months of fiscal 2008 Ten Holdings reported consolidated revenues of A$526.5 million and consolidated EBITDA of A$163.7 million. These first half year fiscal results represent increases in consolidated revenues of 8.9% and consolidated EBITDA of 11.0% compared to normalized first half results of the last fiscal year.  Normalized results for 2007 exclude the A$8.9 million one time gain from EYE’s sale of Big Tree Outdoor Malaysia reported last year in revenue and EBITDA results. (Under Canadian GAAP, this one time sale gain was not included in revenue and EBITDA.)

TEN Television Network

For the first half of fiscal 2008, TEN reported revenues of A$433.8 million, a 7.7% increase over the same period last year, and EBITDA of A$158.7 million, an 11.4% increase compared to the same period last year. TEN achieved an aggregate metropolitan television advertising market share of 30.8% in the six months ended December 31, 2007, which exceeded the prior comparable period. TEN also achieved a 36.6% EBITDA margin for the six month period in fiscal 2008, an improvement from 35.4% achieved over the same period last year.

“Our strategy to expand TEN’s pipeline of international programming and enhance its domestic production slate is positively affecting both ratings and earnings. TEN is enjoying its strongest start to a ratings year in key advertiser buying demographics since OzTAM ratings began in 2001.  For the six weeks of survey 2008 to date, we’re number one in 18-49, enjoying significant audience growth in all major demographics and gaining revenue market share. All of this has been achieved while returning TEN’s EBITDA margin to its customary industry leading status, now nearly 37%,” commented Nick Falloon, Ten Holdings’ Executive Chairman.

“To this point, TEN is already ahead of last year in revenue pacing in the March/April period and tracking well in other months. As we predicted, TEN is gaining market share, and we expect to further improve on our record start in key buying demographics,” added Mr Falloon.

EYE Corp

For the first six months of fiscal 2008, EYE reported out-of-home advertising revenues of A$92.7 million, up 15% from the normalized comparable period last year, and EBITDA of A$5.5 million which increased marginally from the normalized EBITDA for the same period last year.

"EYE's start-up businesses in the United States and United Kingdom are tracking well as it invests for the long term. We remain confident in EYE’s business model and the potential for its international operations to ultimately mirror the financial performance of their established Australasian counterparts,” commented Nick Falloon.

During the second quarter, Ten Holdings paid an interim dividend which resulted in Canwest receiving dividends in the amount of approximately A$52 million (approximately C$46 million). Ten Holdings expects to declare its second dividend in June 2008, which will be payable in July 2008.

Ten Holdings financial results are recorded in accordance with Australian Equivalents to International Financial Reporting Standards and will be subject to foreign currency translation and adjustment to Canadian GAAP upon consolidation with Canwest's other operations.

Forward Looking Statements:

This news release contains certain comments or forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Canwest.  Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2007 dated November 20, 2007 filed by Canwest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at  www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three months ended November 30, 2007, dated  January 10, 2008. We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) is an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
Dervla Kelly, Vice President, Corporate Communications
Tel: (416) 442-3807
dekelly@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 956-2025
hharley@canwest.com